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                                 EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor contact: Bob Bond, Rational Software Corporation
        (408) 496-3694
        E-mail rtb@rational.com

Press contact: Kara Myers, Rational Software Corporation
        (408) 496-3891
        E-mail karam@rational.com

RATIONAL ACQUIRES REQUISITE, INC., LEADING PROVIDER OF REQUIREMENTS-MANAGEMENT SOFTWARE AND TRAINING

Acquisition Adds Key Software-Management Capabilities to Rational's Lifecycle Solution for Component-Based Development

Santa Clara, CA (February 7, 1997)--Rational Software Corporation announced today that it has acquired Requisite, Inc., a leading provider of requirements-management tools and training. Requisite's tools enable development teams to capture application requirements directly in Microsoft Word documents. These tools automatically create and maintain a projectwide requirements database that supports impact analysis, change management, and traceability to design models, software components, and test cases.

Setting a new standard in ease-of-use, these best-of-breed tools automate activities that are critical to timely application delivery. Requisite's rapidly growing installed base includes teams developing enterprise information systems, telecommunications equipment, medical instruments, process control systems, aerospace applications, and packaged software.

The Requisite tools--Requisite Baseline and RequisitePro--will provide an early-lifecycle entry point into Rational's product line through integration with Rational Rose, Rational's industry-leading visual modeling tool. Rational also plans to integrate RequisitePro with its Rational Apex development environment and its Rational Summit project-management tools.

"By connecting requirements with use cases, Rational can bridge the communications gap separating an application's prospective users from its developers," said Mike Devlin, president at Rational. "Linking requirements to test cases closes another long-standing gap in the software-development process."

RequisitePro is already integrated with SQA Suite, the industry-leading client/server automated software-quality product from SQA, Inc. Rational's previously announced acquisition of SQA, Inc., scheduled for completion this month, subject to stockholder approval, is designed to add powerful automated testing capabilities to the Rational product line. Integration of the three products will be demonstrated at the Rational International User Conference, which is being held February 10-12, 1997, in San Francisco.
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"The integration of RequisitePro, Rational Rose, and SQA Suite gives developers the highest level of support available for the specification, modeling, implementation, and testing of software systems," said Paul Levy, chief executive officer and chairman of the board at Rational. "The Rational solution lets developers focus on defining, designing, implementing, and testing software components, raising the levels of productivity and quality beyond what is possible with a traditional focus on individual lines of code."

Requisite Baseline and RequisitePro run on Windows NT, Windows 95, and Windows 3.1, and they can be used for Windows-based development efforts and for UNIX-based projects with Windows clients. Requirements can be captured directly in Microsoft Word documents, or they can be automatically extracted from a wide variety of sources using a flexible import mechanism.

The $8.5 million cash acquisition of Requisite is being accounted for as a purchase transaction. The company expects to allocate a substantial portion of the acquisition cost to acquired in-process research and development, which will be expensed in the March quarter. As a result of these charges and charges associated with the previously announced acquisition of SQA, Inc., which is expected to be completed this month, the company will incur a loss in the March quarter.

Requisite will operate as a business unit of Rational run by the Requisite management team, continuing to develop, market, and support the Requisite product line, which includes Requisite Baseline, RequisitePro, IEEE Standards, and Requirements College.

Rational Software Corporation (NASDAQ: RATL) develops, markets, and supports a comprehensive solution for the component-based development of software systems, based on visual modeling and object technology. Rational's solution includes an integrated family of products that automate development throughout the software lifecycle, a software process that can be configured to the specific needs of customers, and a range of consulting and support services. For more information on Rational's products and services, visit Rational's Web Site at www.rational.com.

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The word "Rational" and Rational's products are trademarks of Rational Software
Corporation. References to other companies and their products use trademarks owned by the respective companies and are for reference purposes only.

For more information contact:
Rational Software Corporation
2800 San Tomas Expressway
Santa Clara, CA 95051-0951
Tel. (408) 496-3600 or (800) RAT-1212
Fax (408) 496-3636
Fax-on-demand (408) 496-3966
E-mail info@rational.com
Web www.rational.com